FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of
November 2008
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123
DEALING IN SECURITIES
In compliance with paragraphs 3.63 - 3.74 of the Listings
Requirements of the JSE Limited, shareholders are advised
that Gold Fields has granted, on 12 November 2008,
Restricted Shares to the Non-Executive Directors set out
below.
Restricted Shares are awarded at a zero strike price and
are settled after a period of 36 months has elapsed.
Name                                                                                   A J Wright
Position                                                                              Non-Executive Director
Company Gold Fields Limited
No of Restricted Shares
granted
7,600
Restricted Shares strike
price
Nil
Class of underlying security
to which rights attach
Ordinary shares
Nature of transaction Grant of Restricted Shares
Vesting Period
The Restricted Shares are
settled on the third
anniversary of the Grant
Date
Nature of interest Direct Beneficial
Name                                                                                   K Ansah
Position                                                                              Non-Executive Director
Company Gold Fields Limited
No of Restricted Shares
granted
5,000
Restricted Shares strike
price
Nil
Class of underlying security
to which rights attach
Ordinary shares
Nature of transaction Grant of Restricted Shares
Vesting Period
The Restricted Shares are
settled on the third
anniversary of the Grant

Date
Nature of interest Direct Beneficial
Name                                                                                   J G Hopwood
Position                                                                              Non-Executive Director
Company Gold Fields Limited
No of Restricted Shares
granted
5,000
Restricted Shares strike
price
Nil
Class of underlying security
to which rights attach
Ordinary shares
Nature of transaction Grant of Restricted Shares
Vesting Period
The Restricted Shares are
settled on the third
anniversary of the Grant
Date
Nature of interest Direct Beneficial
Name                                                                                   G Marcus
Position                                                                              Non-Executive Director
Company Gold Fields Limited
No of Restricted Shares
granted
5,000
Restricted Shares strike
price
Nil
Class of underlying security
to which rights attach
Ordinary shares
Nature of transaction Grant of Restricted Shares
Vesting Period The Restricted Shares are
settled on the third
anniversary of the Grant
Date
Nature of interest Direct Beneficial
Name                                                                                   D N Murray
Position                                                                              Non-Executive Director
Company Gold Fields Limited
No of Restricted Shares
granted
5,000
Restricted Shares strike
price
Nil
Class of underlying security
to which rights attach
Ordinary shares
Nature of transaction Grant of Restricted Shares
Vesting Period
The Restricted Shares are
settled on the third

anniversary of the Grant
Date
Nature of interest Direct Beneficial
Name D M J Ncube
Position                                                                               Non-Executive Director
Company Gold Fields Limited
No of Restricted Shares
granted
5,000
Restricted Shares strike
price
Nil
Class of underlying security
to which rights attach
Ordinary shares
Nature of transaction Grant of Restricted Shares
Vesting Period
The Restricted Shares are
settled on the third
anniversary of the Grant
Date
Nature of interest Direct Beneficial
Name                                                                                   R L Pennant-Rea
Position                                                                               Non-Executive Director
Company Gold Fields Limited
No of Restricted Shares
granted
5,000
Restricted Shares strike
price
Nil
Class of underlying security
to which rights attach
Ordinary shares
Nature of transaction Grant of Restricted Shares
Vesting Period
The Restricted Shares are
settled on the third
anniversary of the Grant
Date
Nature of interest Direct Beneficial
The grant of these Restricted Shares was approved by
shareholders at the Company’s Annual General Meeting held
on Wednesday, 12 November 2008.
12 November 2008
Sponsor: JP Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 12 November 2008

GOLD FIELDS LIMITED
By:

Name:      Mr W J Jacobsz
Title:        Senior Vice President: Investor
                   Relations and Corporate Affairs